[redacted]

10029311

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BDS Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway, Suite 1100
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Simik — 212-731-8305
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - if *individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(city)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Simik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BDS Trading, LLC, as of 12/31 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

BDS TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009

BDS TRADING, LLC

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
BDS Trading, LLC

We have audited the accompanying statement of financial condition of BDS Trading, LLC (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BDS Trading, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 24, 2010

BDS TRADING, LLC

Statement of Financial Condition
December 31, 2009

ASSETS	
Cash	$ 150
Securities owned, at fair value	104,976,632
Furniture and equipment, at cost, less accumulated depreciation of $9,011	85,305
Security deposit	47,454
Prepaid expenses and other assets	343,422
	$ 105,452,963
LIABILITIES AND MEMBER'S EQUITY	
Due to broker-dealers and clearing broker	$ 6,175,415
Securities sold, not yet purchased, at fair value	72,366,773
Capital withdrawals payable	320,251
Accounts payable and accrued expenses	9,164
Member's equity	26,581,360
	$ 105,452,963

NOTE A - ORGANIZATION

BDS Trading, LLC (the "Company") is a limited liability company and was formed under the laws of Delaware on May 19, 2009. On September 3, 2009, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Chicago Board Options Exchange ("CBOE"). The Company is a wholly-owned subsidiary of Asolare Capital Master Fund, L.P. (the "Parent"). Asolare Capital Management, LLC, a Delaware limited liability company, is the investment manager of the Company (the "Investment Manager").

The objective of the Company is to capitalize on opportunities in the options market through market-making, correlation/dispersion trading, long/short volatility spread trading and special situations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Financial instruments:

Proprietary securities transactions in regular-way trades are recorded on the trade date.

Amounts receivable and payable to clearing broker for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Financial instruments are recorded at fair value.

[3] Income taxes:

The Company is a wholly owned limited liability company, and is disregarded for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is reportable by the ultimate beneficial member for federal income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce its member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to member's equity as of January 1, 2009. Based on its analysis, management has determined that the adoption of this policy did not have a material impact on the Company's financial statement upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties, if assessed. No interest expense or penalties have been assessed for the period ended December 31, 2009.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Depreciation:

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[5] Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques are consistent with the market, income or cost approach.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Investment Manager uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

The Company records its derivative activities at fair value. Derivative contracts include option contracts related to equity or index prices. Generally, contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Investment Manager fair values equity option contracts at the mean between the bid and ask as of the last business day of the year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Fair value: (continued)

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed, and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

NOTE C - DUE TO BROKER-DEALERS AND CLEARING BROKER

Due to broker-dealers and clearing broker includes cash and net amounts payable for securities transactions that have not settled, margin loan, and commissions payable.

NOTE D - FAIR VALUE

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets:				
Securities owned, at fair value:				
Common stock	$ 100,279,607	$ -	$ -	$ 100,279,607
Options purchased	4,697,025	-	-	4,697,025
Total assets	$ 104,976,632	$ -	$ -	$ 104,976,632
Liabilities:				
Securities sold, not yet purchased, at fair value:				
Common stock	$ 68,035,419	$ -	$ -	$ 68,035,419
Options written	4,331,354	-	-	4,331,354
Total Liabilities	$ 72,366,773	$ -	$ -	$ 72,366,773

NOTE E - DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into trading activities which include options and other derivatives. Derivative instruments may be used as substitutes for securities in which the Company can invest; to hedge portfolio investments or to generate income or gain to the Company. The Company may also use derivatives to manage duration; sector and yield curve exposures and credit and spread volatility.

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee. Derivatives that meet the definition of guarantees include certain written options. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The fair value of derivative instruments as of December 31, 2009 was as follows:

	Asset Derivatives		Liability Derivatives	
Derivatives Not Accounted for as Hedging Instruments	**Statement of Financial Condition Location**	**Fair Value**	**Statement of Financial Condition Location**	**Fair Value**
Equity options calls and puts	Securities owned	$ 4,697,025	Securities sold, not yet purchased	$ 4,331,354

	Long Exposure		Short Exposure	
Primary Underlying Risk	**Notional Amounts**	**Number of Contracts**	**Notional Amounts**	**Number of Contracts**
Equity price:				
Call options (a)	$ 66,216,150	20,303	$ 96,615,500	27,438
Put options (a)	108,183,550	37,401	45,043,150	18,825
	$ 174,399,700	57,704	$141,658,650	46,263

(a) Notional amounts for options are based on the number of contracts times the strike price to exercise the underlying instruments at December 31, 2009.

NOTE F - RELATED PARTY TRANSACTIONS

The Company bears its own expenses and reimburses the Investment Manager for general overhead expenses. Notwithstanding the foregoing, if at the end of the fiscal year, the general overhead expenses in the aggregate for such fiscal year exceed five percent of the Parent's net asset value measured as of the beginning of such fiscal year (after taking into account any capital contributed to the Parent during such fiscal year) (the "Cap"), then the Investment Manager shall reimburse the Company for any amount in excess of such Cap.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2009, are approximately as follows:

Year Ending December 31,	Total Commitments
2010	$ 91,000
2011	93,000
2012	96,000
2013	99,000
2014	72,000
	$ 451,000

Certain leases contain renewal options and escalation clauses.

NOTE H - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first 12 months of operations (15 to 1 thereafter). At December 31, 2009, the Company had net capital of approximately $20,400,000 which exceeded the required net capital by approximately $20,300,000. The ratio of aggregate indebtedness to net capital, at December 31, 2009 was .017 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions on a fully disclosed basis with a clearing broker.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK (CONTINUED)

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2009, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2009.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE K - SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2009 through February 24, 2010, the date the financial statement was available for issuance and has determined that no such events occurred that require disclosure and/or adjustment to the financial statement.

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
BDS Trading, LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period ended December 31, 2009, which were agreed to by BDS Trading, LLC (the "Company") the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T"). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7T with respective cash disbursement record entries, noting no differences;

2. Compared the total revenue amounts of the audited Form X-17a-5 for the period September 1, 2009 (commencement of operations) to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period September 1, 2009 (commencement of operations) through December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences and;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. No overpayments were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 24, 2010

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68356 CBOE Dec-09
BDS Trading, LLC
65 Broadway, Suite 1100
New York NY 10006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Stupay 212-897-1692

2. A.	General assessment (item 2e from page 2 but not less than $150 minimum)	$ 4,675
B.	Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) ________ Date Paid	(-)
C.	Assessment balance due	4,675
D.	Interest computed on late payment (see instructions E) for ___ days at 20% per annum	-
E.	Total assessment and interest due (or overpayment carried forward)	$ 4,675
F.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as E above) $ 4,675	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

BDS Trading, LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 28 day of February, 20 10.

Financial and Operations Principal
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning September 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 3,387,114
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
(2) Net loss from principal transactions in securities in trading accounts.		-
(3) Net loss from principal transactions in commodities in trading accounts.		-
(4) Interest and dividend expense deducted in determining item 2a.		-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
(7) Net loss from securities in investment accounts.		-
Total additions		-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		-
(2) Revenues from commodity transactions.		-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		435,287
(4) Reimbursements for postage in connection with proxy solicitation.		-
(5) Net gain from securities in investment accounts.		-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		13,456
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		-
(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income	$ 1,068,277.13	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)	$ -	
Enter the greater of line (i) or (ii)		1,068,277
Total deductions		1,517,020
2d. SIPC Net Operating Revenue		$ 1,870,094
2e. General Assessment @ .0025		$ 4,675

(to page 1 but not less than $150 minimum)